SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
PowerDsine Ltd.
December 27, 2006
Please date, sign and mail
your proxy card in the enve-
lope provided as soon as
possible.
ê Please detach along perforated line and mail in the envelope provided. ê

Your board of directors recommends a vote FOR of the Proposal. If you do not specify a choice for a Proposal, your shares will be voted FOR that Proposal.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

1.	Approval of the Agreement and Plan of Merger, dated as of October 24, 2006 among PowerDsine Ltd., Microsemi Corporation and Pinnacle Acquisition Corporation Ltd and approval of the merger of Pinnacle Acquisition Corporation Ltd with and into PowerDsine under the provisions of the Israeli Companies Law, as a result of which PowerDsine will become a wholly owned subsidiary of Microsemi.	FOR ☐	AGAINST ☐	ABSTAIN ☐

IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE
CALL GEORGESON INC. AT THE TELEPHONE NUMBERS
LISTED IN THE PROXY STATEMENT

Signature of Stockholder	Date:	Signature if held jointly	Date:

Note:	Please sign exactly as the shareholder’s name appears hereon. If acting as attorney, executor, administrator, trustee, guardian, etc., please also give full title as such. If the shareholder is a corporation, this card should be signed by a duly authorized officer under the corporation’s full name (please indicate the officer’s title). If shares are held jointly, then only the person whose name is stated first in the register of shareholders as the holder of such share may vote.

PowerDsine Ltd.
      This proxy is solicited on behalf of the board of directors of PowerDsine Ltd. for the special general meeting of shareholders of PowerDsine Ltd. scheduled to be held on December 27, 2006
The undersigned shareholder of PowerDsine Ltd. (the “Company”) hereby:
•	acknowledges receipt of the proxy statement of the Company for the extraordinary general meeting of shareholders of the Company (the “Proxy Statement”);

•	appoints Aviram Shemer and Keren Rapoport-Bender, and each of them, as agents and proxies, each with full power of substitution and revocation, to represent the undersigned at the special general meeting of shareholders of the Company scheduled to be held at the principal executive offices of the Company located at 1 HaNagar St. Hod Hasharon 45421, Israel on December 27, 2006 at 10:00 a.m. Israel time, and at any adjournment or postponement thereof (the “Special Meeting”), with full power and authority to vote in accordance herewith all shares held or owned by the undersigned on all matters which may come before the Special Meeting, including the matters described in the Proxy Statement (and in the event that any other matter may properly come before the Special Meeting, the proxies are each authorized to vote such matter in his or her discretion, including to adjourn or postpone the Special Meeting); and

•	revokes any and all proxies previously given.
      The shares represented by this proxy card shall be voted in accordance with the instructions of the undersigned indicated herein if the card is signed and returned as described herein. If this card is signed and returned without instructions, the undersigned’s shares shall be voted in favor of the Proposal. In either case, each of the proxies is authorized to vote the undersigned’s shares in his or her discretion on any other matter that may properly come before the Special Meeting.
      It is important that your shares are represented at the Special Meeting. If you do not sign and return a proxy card or attend the meeting and vote by ballot, your shares will not be voted. If you are voting by proxy card, please complete and sign the other side of this card and mail it in the enclosed envelope as soon as possible.
(continued, and to be dated and signed, on the reverse side)